EXHIBIT 99.1
                                                                   ------------



                          IDENTITY OF MEMBERS OF GROUP



        The members of the group are GA, GA GenPar, GAP 78, GAP Bermuda, GapStar, GAP-W, KG, GmbH, GAPCO III and GAPCO IV (the "Reporting Persons"). GA is the general partner of GAP 78 and the sole member of GapStar. GA GenPar is the general partner of GAP Bermuda. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C.
Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Anton J. Levy, Marc F. McMorris, Thomas J. Murphy, Matthew Nimetz, Andrew C. Pearson, David A. Rosenstein, Franchon M. Smithson, Tom C. Tinsley, Phillip P. Trahanas, and Florian Wendelstadt (collectively, the "GA Managing Directors"). The GA Managing Directors are the directors and senior executive officers of GA GenPar. The GA Managing Directors are also the executive officers of GAP-W. The Managing Members of GAPCO III and GAPCO IV are GA Managing Directors. The general partner of KG is GmbH. Messrs. Denning and Hodgson are shareholders of GAPCO Management GmbH. By virtue of the fact that (i) the GA Managing Directors are the directors and senior executive officers of GA GenPar and the senior executive officers of GAP-W, (ii) GA is the general partner of GAP 78 and the sole member of GapStar, (iii) GA GenPar is the general partner of GAP Bermuda,
(iv) the Managing Members of GAPCO III and GAPCO IV are GA Managing Directors and (v) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH, the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.